NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX;PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
APRIL 15, 2003 AND PROVIDES AN UPDATE ON CANADIAN AND US TAX

(Calgary, March 21, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable April 15, 2003 will be Cdn$0.25 per trust unit, net of the holdback. The ex-distribution date is March 28, 2003 and the record date is April 1, 2003.

This distribution represents income earned for the month of February, 2003. Cash distributions paid over the past 12 months now total Cdn$2.31 per trust unit.

TAX UPDATE:

Pengrowth reports that distributions paid in Canada during the 2002 calendar year were 77.97% tax deferred and 22.03% taxable. Canadian beneficial unitholders who received distributions in 2002 outside of an RRSP, RRIF or DPSP should receive a T3 Supplementary slip from their broker. Canadian registered unitholders will receive a T3 Supplementary slip from Computershare Trust Company of Canada.

Pengrowth advises that a US tax information package, which includes a Substitute Schedule K-1 Form, has been mailed to US beneficial unitholders who owned Pengrowth units during 2002.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191